UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed by JX Luxventure Group Inc., a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”), on March 26, 2026, the Company entered into a debt exchange agreement (the “Debt Exchange Agreement”) with Sun Lei, the Chief Executive Officer of the Company, interim Chief Financial Officer and co-Chairperson of the Board of Directors of the Company, pursuant to which the Company agreed to issue to Ms. Lei an aggregate of 2,100,000 shares (the “Exchange Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), in exchange for her cancellation of $6,270,600 (the “Loan Cancellation Amount”), representing a portion of the total outstanding amount due of the loans made by Ms. Lei to the Company, which on the date of the execution of the Debt Exchange Agreement was approximately $12,450,000,

On April 10, 2026, at the closing of the Debt Exchange Agreement, which occurred upon satisfaction of all conditions set forth in the Debt Exchange Agreement, the Company issued to the Ms. Lei the Exchange Shares at a discounted price of $2.986 per share (representing a 20% discount based on the closing price of $3.732 price per share on March 25, 2026, reported by the Nasdaq Capital Market), in exchange for her cancellation of the Loan Cancellation Amount. The issuance of the Exchange Shares was authorized by the board of directors and holders of a majority of the total outstanding voting power of the Company. Upon the issuance of the Exchange Shares, the Company has 9,276,831 shares of Common Stock issued and outstanding.

The Exchange Shares were issued in reliance upon exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended, and/or Regulation S promulgated by the Securities and Exchange Commission thereunder, as a transaction by an issuer not involving public offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2026	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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